UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 1 December, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 1 December 2022: Trading Statement for the six months ending 31
December 2022 and update on operations

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:
ZAE000006896
US8038663006
Sasol BEE Ordinary Share code:
JSE: SOLBE1
Sasol BEE Ordinary ISIN code:
ZAE000151817
(Sasol or the Company)

TRADING STATEMENT FOR THE SIX MONTHS ENDING 31 DECEMBER 2022 AND
UPDATE ON OPERATIONS

TRADING STATEMENT FOR THE SIX MONTHS ENDING 31 DECEMBER 2022

Sasol shareholders are advised that for the six months ending 31 December 2022
(2023 financial half year) earnings per share (EPS) and headline earnings per share
(HEPS) are expected to increase by more than 20%, compared to EPS of R23,98 and
HEPS of R15,21 reported for the six months ended 31 December 2021 (the comparative period).

We continue to see the favourable impact of the higher Brent crude oil price, refining margins and weaker Rand / US Dollar exchange rate on our gross margins. These benefits were partly offset by the downturn in chemical sales prices and higher chemical feedstock prices in our international operations.

EPS and HEPS may be impacted further by adjustments resulting from the 2023 financial half year closure process, as well as the valuation of the statement of financial position at 31 December 2022 based on external market indicators which cannot be estimated reliably at this point in time.

A comprehensive trading statement will be published as soon as there is more certainty with respect to the ranges of the increase in EPS and HEPS.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors.

Sasol will release its 2023 half year financial results on Tuesday, 21 February 2023.

UPDATE ON OPERATIONS

Background

Shareholders are referred to Sasol’s announcement published on the Stock Exchange
News Service on 20 October 2022 relating to the production and sales performance metrics for the three months ended 30 September 2022.

Following this update, we experienced several operational challenges in October and
November 2022 in our Secunda coal value chain. Collectively, these factors have negatively impacted our production and sales volume performance in quarter 2 of the
2023 financial year, as well as the outlook for the remainder of the financial year.

Below is a summary of the major production impacts:
• The continued challenges on coal quality are significant to our operations, together with other factors which are listed below, impacting on our coal blending and
Secunda Operations (SO) production volumes.
• Productivity at Mining was significantly impacted by proactive safety and operational stoppages initiated mostly by our own employees and the regulator, to ensure we maintain a safe working environment. Our ability to offset lower productivity through external coal purchases, was constrained by the continued
underperformance of the contracted Isibonelo coal supply as well as other suppliers whose production was impacted by loadshedding and higher rainfall. Our coal stockpile is being actively managed to maximise throughput to SO, with our current stockpile at approximately 2.2 million tons at 29 November 2022.
• At SO, we experienced an unprecedented rainfall incident in November 2022 which caused flooding of the west coal processing unit and resulted in a factory outage for several days. In the restart of the plant, we also experienced unplanned outages on the reforming units. We are faced with prolonged downtime on 2 of 17 reformers, which are expected back online before the end of the 2023 financial year. The continued challenges with coal quality have impacted gasifier availability, and although we took decisive action to improve equipment availability, a further deterioration of coal quality during October and November 2022 has impacted production.
• The impact of lower production from Secunda has a direct impact on the downstream chemicals value chains in South Africa. Sasol’s force majeure on the local supply and export of certain chemicals products was largely lifted at the beginning of November 2022 with the end of the Transnet strike action in October
2022. Unfortunately, a shortage of rail cars resulted in the declaration of force majeure on the local supply of ammonia again in November 2022.

On an encouraging note, we have seen positive results from our infill well drilling campaign in Mozambique. We exceeded our internal volume plan to date and are reviewing opportunities to minimise the impact of coal-related production losses. The strong performance is also carried through in the extension of the gas plateau. A further opportunity exists to increase gas supply to the downstream units to the extent possible from January 2023.

Operations in our international businesses continue to deliver steady performance despite challenging macro-economic conditions. Good progress has been made to address the following recent production outages:

• In our Chemicals America segment, the investigation into the Ziegler unit fire was completed. The root cause relates to turnaround maintenance activities.
Preventative actions to mitigate against a future occurrence have been identified and are in the process of being implemented. We have been able to restart alcohol production at 50 percent utilisation during November while isolating the damaged section for repairs. The timeline to resuming full production rates is dependent on completion of the repair work which is expected by the end of quarter 3 in financial year 2023, subject to delivery of equipment. Due to the fire’s impact on production, Sasol declared force majeure on the supply of U.S. Ziegler alcohols and derivative products in October 2022. The force majeure will be lifted as soon as production rates and inventory levels improve. Our sales volume guidance for Chemicals America remains intact at 5 - 10% higher than prior year.
• Repair work is nearing completion on Air Separation Unit 2 at ORYX GTL in
Qatar following the fire in June 2022. The facility continues to maintain stable operations at 60% capacity. Our previous market guidance of 70%-80%
utilisation remains intact for financial year 2023.

Update to market guidance

As a result of the aforementioned challenges, the market guidance mainly associated with our Southern African value chain, is revised as follows:
-
Mining productivity of 950 – 1 050 t/cm/s, lower than previous guidance of 1 000
– 1 100 t/cm/s;
-
Gas production of 111 – 114 billion standard cubic feet, higher than the previous guidance of 109 – 112 billion standard cubic feet;
-
Secunda Operations production volumes of 6,6 – 6,9 million tons, lower than previous guidance of 7,0 – 7,2 million tons;
-
Liquid fuels sales volumes of 52 – 55 million barrels, lower than previous guidance of 53 – 56 million barrels; and
-
Chemicals Africa sales volumes of 0 – 4% higher than prior year, which is lower than previous guidance of 6 – 12% higher than prior year.

The market guidance in other areas remain unchanged from that reported in our production and sales performance metrics announcement of 20 October 2022.

Actions going forward

The safety of our employees remains our top priority. We maintain our focus on safely improving productivity and coal quality at our Mining business, through our safety remediation plan and ongoing interventions.

Furthermore, we are embarking on the following interventions at our Mining and SO facility, in pursuit of safe, stable and sustainable operations:

• The focus on the controllable factors within our own Mining operations will continue in our pursuit of targeted productivity and quality levels;
• We are enhancing our coal blending through more focussed purchases of higher quality coal from external suppliers to supplement our own production;
• Given the heightened risk associated with the rainy season in South Africa, we have taken proactive measures at our Secunda site to reduce the risk of flooding;
• Restoration of the reforming units will be prioritised to ensure that we can maximise use of any available natural gas in the remainder of financial year 2023 to maximise production; and
•
Opportunities to optimise the production slate between fuels and chemicals will be balanced against market demand and contractual commitments, in the context of the ongoing challenges with the Transnet-related supply chain movement of products.

A further update on our production and sales volume outlook will be provided in January
2023 when we publish our quarterly business performance metrics.

The President and Chief Executive Officer, together with some members of the executive management team will host a conference call on Thursday, 1 December
2022 via webcast at 12:00 (SA time) to answer questions related to this announcement.

Live conference call links:
Webcast:
https://www.corpcam.com/SasolMC

Or via teleconference:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNum
ber=9496716&linkSecurityString=14c4539040

1 December 2022
Johannesburg
Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends;
statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals;
statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South
Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;
total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and
Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”,
“plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 31 August 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-
looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 December 2022
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary